NEWS RELEASE

Jet Metal Appoints New Director

April 1, 2014	(TSXV: JET) (OTCQB: JETMF)

Jet Metal Corp. (TSX-V: JET) (OTCQB: JETMF) (the “Company” or “Jet Metal”) is pleased to announce the appointment of Mr. Mark Lotz to the Board of Directors.

Mr. Lotz is a Chartered Accountant with 18 years of experience primarily in the minerals industry and related securities businesses. He has held CFO positions with several well-known mining and exploration companies including African Queen Mines, Sacre-Coeur Minerals, Ltd., and Prophecy Resources Corp. He has also served as a senior executive officer for two Vancouver based securities firms and a financial compliance officer for the Vancouver Stock Exchange. Mr. Lotz holds a Bachelor’s degree in Business Administration with a joint major in Economics.

The appointment of Mr. Lotz follows the resignation of Mr. Chris Healey from the Board. Mr. Healey has been with the Company since April 2012 and the Board thanks him for his efforts during this time.

About Jet Metal Corp.

The Company is a uranium and vanadium explorer and developer with projects across North America. The mineralization identified at its CMB project, located in Newfoundland and Labrador, Canada, is open for expansion both along strike and at depth. The Company also holds a majority interest and is the operator of the Bootheel Project in Wyoming, USA, which has the potential to be mined using in-situ recovery methods. The Jet Metal team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

For more information on Jet Metal and its properties, please visit the website at: www.jetmetalcorp.com.

ON BEHALF OF THE BOARD

"Jim Crawford"
President & CEO

For Investor Relations, please call:
T: 604-681-8030 x.240
F: 604-681-8039
E: info@jetmetalcorp.com
www.jetmetalcorp.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things, the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2013 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.